Exhibit 99.(a)(66)

Harmony’s offer significantly undervalues Gold Fields. It offers only overvalued Harmony shares, no cash and too low a premium. Do not give away the value in your Gold Fields shares. Do not tender your shares.

But don’t just take our word for it.

Perhaps some “credible, independent endorsement”* from
Institutional Shareholder Services#
would settle the debate:

“Due to the fact that this is a share swap offer with no cash component, and taking into account the volatility of Harmony’s share price, we believe this offer does not adequately reflect Gold Fields’ value.”

“This offer structure could allow Harmony to exercise control over Gold Fields even if it does not bid for the whole company, or, if there is limited tendering, Harmony would be left with a disruptive minority stake in Gold Fields. We believe that such a structure is not in the interests of Gold Fields’ shareholders.”

“Based on the current offer level, the offer structure, and concerns over disclosure, we do not believe the current tender offer is in the interest of Gold Fields’ shareholders.”

REJECT HARMONY. KEEP YOUR OPTIONS OPEN.
DO NOT TENDER YOUR SHARES.

Source:
* B Swanepoel — as quoted in The Bottom Line, Business Day, 1 November 2004.
# Institutional Shareholder Services is the world’s leading provider of proxy voting and corporate governance services. ISS provides proxy research, voting recommendations and governance advisory services to financial institutions and corporations worldwide.

For more information:
Hotline — SA 0800 202 361
Website — www.goldfields.co.za

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website. The Directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction. This advertisement contains forward-looking statements with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements are subject to a number of risks and uncertainties and the events discussed herein may not occur.